Exhibit 99.3

Global Ship Lease Provides Update on Recent Chartering and Refinancing Activity
January 25, 2022
New multi-year charter for 2,200 TEU, 2002-built Kumasi at a rate more than 300% above prior and approximately 20% above sister ship charters agreed in 4Q21
Refinancing activity extends maturity of largest outstanding debt facility from 2024 to 2026, positions Company to eliminate highest-cost debt, and caps interest rate exposure through 4Q26
LONDON, Jan. 25, 2022 (GLOBE NEWSWIRE) -- Global Ship Lease, Inc. (NYSE: GSL) (the “Company”) today provided an update on its recent chartering and refinancing activity.
The Company has agreed a new three-year charter with a leading liner operator for the 2,200 TEU, 2002-built Kumasi. The charter is scheduled to commence following the vessel’s regulatory drydock in January 2022, at a rate of $38,000 per day.
The Company has also agreed a new senior secured debt facility to refinance its outstanding $219.4 million senior secured debt facility, which will extend the maturity date from September 2024 to December 2026, amend certain covenants in the Company’s favor, further strengthen the Company’s ability to sustain dividends throughout market cycles, and release three vessels from the facility’s collateral basket (the “Unencumbered Vessels”), at an unchanged rate of LIBOR + 3.00%. The Unencumbered Vessels were subsequently used as collateral for a new $60 million syndicated senior secured debt facility, priced at LIBOR + 2.75%, which the Company intends to utilize to fully repay its 10.00% junior debt facility, and for general corporate purposes.
The Company has also hedged its exposure to a potential rising interest rate environment by putting in place a USD LIBOR cap of 0.75% through fourth quarter 2026 (the “Interest Rate Cap”), on $484 million of its floating rate debt, which reduces over time and represents approximately half of the Company’s outstanding floating rate debt.
George Youroukos, Executive Chairman of Global Ship Lease, commented, “As the numerous multi-year forward charters that we have agreed in recent quarters increasingly come into effect and substantially strengthen our long-term cashflows, we have remained active in ensuring that we crystallize the long-term benefits of having a high-quality fleet during this extraordinarily strong market. We have had continual success in improving our balance sheet by reducing our cost of debt, hedging much of our floating rate interest exposure, increasing the diversification of our lenders to a total number of 18, and improving both terms and flexibility in ways that will support our competitiveness, our earnings, and our ability to reliably pay a dividend throughout market cycles. We have also remained active in chartering, securing long-term employment for our only near-term expiry, the Kumasi, and exploring opportunities for forward contracts for vessels coming off charter later this year. The highly attractive rate that we have secured for the 20-year-old Kumasi represents an increase of more than 300% from the vessel’s prior rate and is approximately 20% higher than multi-year charters agreed for two of Kumasi’s sister vessels during the fourth quarter of 2021. We believe that this is clear evidence that the market for mid-sized and smaller containerships has maintained significant positive momentum on the back of highly supportive and durable fundamentals despite what is traditionally the low season for the charter market.”
About Global Ship Lease
Global Ship Lease is a leading independent owner of containerships with a diversified fleet of mid-sized and smaller containerships. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under fixed-rate charters to top tier container liner companies. It was listed on the New York stock Exchange in August 2008.
As at January 25, 2022, Global Ship Lease owned 65 containerships, ranging from 1,118 to 11,040 TEU with an aggregate capacity of 342,348 TEU. 32 ships are wide-beam Post-Panamax.
Adjusted to include all charters agreed, and ships contracted to be purchased, up to January 25, 2022, the average remaining term of the Company’s charters as at September 30, 2021, to the mid-point of redelivery, including options under the Company’s control and other than if a redelivery notice has been received, was 2.8 years on a TEU-weighted basis. Contracted revenue on the same basis was $1.89 billion. Contracted revenue was $2.15 billion, including options under charterers’ control and with latest redelivery date, representing a weighted average remaining term of 3.5 years.
Forward-Looking Statements
This press release contains forward-looking statements. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and the Company cannot assure you that the events or expectations included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors, including the factors described in “Risk Factors” in the Company’s Annual Report on Form 20-F and the factors and risks the Company describes in subsequent reports filed from time to time with the U.S. Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this press release. The Company undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this press release or to reflect the occurrence of unanticipated events.
CONTACT:
Investor and Media Contact:
The IGB Group Bryan Degnan 646-673-9701 or
Leon Berman
212-477-8438

Global Ship Lease Inc.